UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

Tremor International Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons News Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power(1) 8,525,323

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power(1) 8,525,323

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person(1) 8,525,323

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.5%(2)

12.	Type of Reporting Person (See Instructions) CO

(1) See Item 4 below.
(2) Based on 154,653,706 total ordinary shares with voting rights as of February 1, 2022, as disclosed by the issuer in its Form 6-K filed February 2, 2022.

CUSIP No. N/A

Item 1.
	(a)	Name of Issuer: Tremor International Ltd.
	(b)	Address of Issuer’s Principal Executive Offices: 82 Yigal Alon Street, Tel Aviv 6789124, Israel

Item 2.
	(a)	Name of Person Filing: News Corporation
	(b)	Address of Principal Business Office or, if none, Residence: 1211 Avenue of the Americas, New York, New York 10036
	(c)	Citizenship: Delaware
	(d)	Title of Class of Securities: Ordinary Shares, par value NIS 0.01 per share
	(e)	CUSIP Number: N/A

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.
(a) Amount beneficially owned: 8,525,323(1)
(b) Percent of class: 5.5%(2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 8,525,323(1)
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 8,525,323(1)
(iv) Shared power to dispose or to direct the disposition of 0

(1) News Corp UK & Ireland Limited and News Preferred Holdings Inc, both wholly-owned subsidiaries of News Corporation, are the record holders of the ordinary shares. News Corporation has sole voting and investment power with respect to the issuer’s securities held by such subsidiaries.
(2) Based on 154,653,706 total ordinary shares with voting rights as of February 1, 2022, as disclosed by the issuer in its Form 6-K filed February 2, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date: February 11, 2022

NEWS CORPORATION

By:	/s/ Michael L. Bunder
Name:	Michael L. Bunder
Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary